Exhibit 99.1

InterContinental Hotels Group PLC Announces Agreement to Sell
InterContinental Central Park South, New York

(LONDON, 15 March 2004)      InterContinental Hotels Group PLC (“IHG”) today announces that it has entered into an agreement to sell the InterContinental Central Park South to Anbau Enterprises Inc. for $63.5 million in cash. The sale is expected to complete in April 2004 and net proceeds will slightly exceed the book value of the property. The price represents just over $300,000 per room and the sale will be earnings accretive for the year to December 2004.

The InterContinental Central Park South is a leasehold property, which Anbau intends to develop into cooperative apartment units.

Following the sale, InterContinental Hotels Group will continue to be represented in New York’s midtown by the InterContinental The Barclay along with some 36 other properties in New York and the surrounding areas.

Richard North, chief executive of InterContinental Hotels Group, said:

“I’m very pleased to be able to announce the sale of the InterContinental Central Park South. We achieved a fair value for this property and I am confident that our guests will continue to be well served by our other excellent properties in New York including the InterContinental The Barclay.

This deal is further evidence of the successful implementation of our strategy of reducing the number of hotels we own while maintaining excellent quality and service, and driving enhanced returns.”

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For further information, please contact:

Karen Whitworth, Investor Relations	01753 410 177
Dee Cayhill, Corporate Affairs	01753 410 423
Kathryn Holland, Corporate Affairs	01753 410 425

Note to Editors

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)], owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and 535,000 guest rooms in nearly 100 countries and territories around the world (www.ichotelsgroup.com). The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn ® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, and Candlewood® Suites, and also has a controlling interest in Britvic, the second largest soft drinks manufacturer in the UK.

InterContinental Hotels Group offers information and reservations capability on the Internet – www.intercontinental.com for InterContinental Hotels & Resorts, www.crowneplaza.com for Crowne Plaza Hotels & Resorts, www.holiday-inn.com for Holiday Inn hotels, www.hiexpress.com for Holiday Inn Express hotels, www.staybridge.com for Staybridge Suites by Holiday Inn hotels, and www.candlewoodsuites.com for Candlewood Suites, and for the Group’s rewards programme, www.priorityclub.com

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.pressoffice.ihgplc.com.